Prospectus Supplement filed under Rule 424(b)(3)

Registration No. 333-115812

Prospectus Supplement No. 5 dated May 13, 2005

(To Prospectus dated January 11, 2005)

24,085,891 Shares

Common Stock

This prospectus supplement to the prospectus dated January 11, 2005 relates to up to 24,085,891 shares of our common stock that may be disposed of from time to time by the selling shareholders.

This prospectus supplement should be read in conjunction with the prospectus dated January 11, 2005, the Prospectus Supplement No. 1 dated February 3, 2005, the Prospectus Supplement No. 2 dated February 14, 2005, the Prospectus Supplement No. 3 dated February 15, 2005 and the Prospectus Supplement No. 4 dated May 10, 2005. The information in this prospectus supplement updates and supercedes certain information contained in the prospectus dated January 11, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported)

May 12, 2005

TARANTELLA, INC.

(Exact name of registrant as specified in its charter)

California	000-21484	94-2549086
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

425 Encinal Street

Santa Cruz, California 95060

(Address of principal executive offices, including zip code)

(831) 427-7222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On May 12, 2005, Tarantella, Inc. issued a press release regarding its financial results for its second fiscal quarter for the period ended March 31, 2005. The full text of the press release concerning the foregoing results is furnished herewith as Exhibit 99.1.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit Number	Document
99.1	Text of press release issued by Tarantella, Inc., dated May 12, 2005, reporting the results of operations for Tarantella’s second fiscal quarter for the period ended March 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TARANTELLA, INC.

Date: May 13, 2005	By:	/s/ John M. Greeley
	Name:	John M. Greeley
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document
99.1	Text of press release issued by Tarantella, Inc., dated May 12, 2005, reporting the results of operations for Tarantella’s second fiscal quarter for the period ended March 31, 2005.

Exhibit 99.1

Tarantella, Inc. Announces Financial Results for Second Quarter Fiscal Year 2005

FOR IMMEDIATE RELEASE

CONTACTS:

John M. Greeley, CFO	Todd Friedman
Tarantella, Inc.	The Blue Shirt Group
831-427-7460	415-217-5869
jgreeley@tarantella.com	todd@blueshirtgroup.com

Tarantella, Inc. Announces Financial Results for Second Quarter 2005

SANTA CRUZ, CA, May 12, 2005 – Tarantella, Inc. (OTC: TTLA.OB), a leading supplier of secure application access software, today announced its financial results for the second quarter of fiscal year 2005.

For the second fiscal quarter ended March 31, 2005, the Company announced revenues of $2.7 million, an operating loss of $3.4 million, and a net loss of $3.5 million or $0.12 per share. This compares to revenues of $4.0 million, an operating loss of $1.3 million, and a net loss of $1.3 million or $0.05 per share in the prior quarter ended December 31, 2004. The Company also reported, as of March 31, 2005, cash and cash equivalents of $3.7 million.

Due to the company’s pending acquisition by Sun Microsystems, it will not be holding its previously scheduled conference call following the release of the results.

About Tarantella, Inc.

Tarantella, Inc. (OTC: TTLA.OB) is a leading provider of secure application access software. Tarantella’s Secure Global Desktop family of products enables organizations to access and manage information, data and applications across virtually all platforms, networks and devices. Secure Global Desktop allows Enterprise customers to web-enable any enterprise application without costly re-writes, bridging the gap between vendors and ensuring that customers have complete access to business-critical information. Using Tarantella’s software, customers realize the benefits of secure corporate data, maximizing return on existing IT assets and improved productivity. The company markets its products through the Internet, key industry partners, and a worldwide distribution network. Tarantella is headquartered in Santa Cruz, Calif. For more information, please visit the Tarantella web site at www.tarantella.com.

Tarantella, Secure Global Desktop and the Tarantella logo are trademarks or registered trademarks of Tarantella, Inc. in the United States and other countries. All other brand and product names are or may be trademarks of, and are used to identify the products or services of, their respective owners.

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Tarantella, Inc. Announces Financial Results for Second Quarter Fiscal Year 2005

TARANTELLA, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(In thousands, except per share data)

	Three Months Ended March 31,		Six Months Ended March 31,
	2005	2004	2005	2004
Net revenues:
Licenses	$1,413	$2,159	$4,284	$4,525
Services	1,251	978	2,394	2,080

Total net revenues	2,664	3,137	6,678	6,605

Cost of revenues:
Licenses	143	202	293	370
Services	494	394	895	724

Total cost of revenues	637	596	1,188	1,094

Gross margin	2,027	2,541	5,490	5,511

Operating expenses:
Research and development	955	1,205	1,787	2,166
Selling, general and administrative	4,434	4,781	8,357	9,317
Legal settlement and litigation costs	—	86	—	135
Restructuring charge (credit)	—	(8)	—	11

Total operating expenses	5,389	6,064	10,144	11,629

Operating loss	(3,362)	(3,523)	(4,654)	(6,118)

Other income (expense):
Interest income	18	12	45	13
Interest expense	—	(10)	(6)	(18)
Other expense, net	(50)	(61)	(18)	(111)

Total other income (expense)	(32)	(59)	21	(116)

Loss before provision for income taxes	(3,394)	(3,582)	(4,633)	(6,234)

Provision for income taxes	72	97	91	195

Net loss	(3,466)	(3,679)	(4,724)	(6,429)

Other comprehensive income (loss):
Foreign currency translation adjustment	(4)	52	54	121
Unrealized gain on available for sale securities	—	689	—	764

Total other comprehensive income (loss)	(4)	741	54	885

Comprehensive loss	$(3,470)	$(2,938)	$(4,670)	$(5,544)

Net loss per share:
Basic and diluted	$(0.12)	$(0.18)	$(0.17)	$(0.39)
Shares used in net loss per share calculation:
Basic and diluted	27,778	20,232	27,414	16,440

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Tarantella, Inc. Announces Financial Results for Second Quarter Fiscal Year 2005

TARANTELLA, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31, 2005	September 30, 2004 (1)
Assets
Current assets:
Cash and cash equivalents	$3,746	$9,621
Trade receivables, net of allowances of $73 at March 31, 2005 and $106 at September 30, 2004	2,058	2,069
Other receivables	371	247
Prepaids and other current assets	523	622

Total current assets	6,698	12,559

Property and equipment, net	791	947
Acquired intangible assets, net	497	674
Goodwill	2,395	2,395
Other assets	62	19

Total assets	$10,443	$16,594

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$1,289	$832
Royalties payable - former New Moon shareholders	1,713	1,713
Income taxes payable	209	210
Accrued restructuring charges	208	1,121
Accrued expenses and other current liabilities	2,229	3,740
Deferred revenues	2,543	2,572

Total current liabilities	8,191	10,188

Long-term deferred revenues	706	794
Long-term liabilities, other	83	16

Total long-term liabilities	789	810

Total liabilities	8,980	10,998

Shareholders’ equity:
Preferred stock, authorized 20,000 shares; no shares issued and outstanding in 2005	—	—
Common stock, no par value, authorized 100,000 shares; issued and outstanding 27,995 at March 31, 2005 and 27,553 shares at September 30, 2004	146,526	146,088
Deferred stock compensation	(88)	(187)
Accumulated other comprehensive income	238	184
Accumulated deficit	(145,213)	(140,489)

Total shareholders’ equity	1,463	5,596

Total liabilities and shareholders’ equity	$10,443	$16,594

(1)	Amounts as of September 30, 2004 have been derived from audited financial statements as of that date.

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Tarantella, Inc. Announces Financial Results for Second Quarter Fiscal Year 2005

TARANTELLA, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended March 31,
	2005	2004
Cash flows from operating activities:
Net loss	$(4,724)	$(6,429)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	395	525
Gain from foreign currency translation	40	78
Loss on disposal of property and equipment	18	2
Stock compensation expense	262	364
Changes in operating assets and liabilities:
Trade receivables	11	(204)
Other receivables	(124)	(6)
Prepaids and other current assets	99	129
Other assets	(43)	(60)
Trade payables	457	(524)
Royalties payable	—	(21)
Income taxes payable	(1)	(15)
Accrued restructuring charges	(913)	(438)
Accrued expenses and other current liabilities	(1,511)	835
Deferred revenues	(117)	1,926
Other long-term liabilities	67	—

Net cash used in operating activities	(6,084)	(3,838)

Cash flows from investing activities:
Purchases of property and equipment	(7)	(176)
Purchases of software and technical licenses	(59)	—
Additional New Moon acquisition costs	—	(4)
Change in royalties payable - former New Moon shareholders	—	(12)

Net cash used in investing activities	(66)	(192)

Cash flows from financing activities:
Payments on capital lease obligations	—	(31)
Line of credit payments	—	(319)
Net proceeds from issuance of common stock and warrants	275	17,810

Net cash provided by financing activities	275	17,460

Effects of exchange rate changes on cash and cash equivalents	—	(6)

Increase (decrease) in cash and cash equivalents	(5,875)	13,424
Cash and cash equivalents at beginning of period	9,621	3,151

Cash and cash equivalents at end of period	$3,746	$16,575

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